Enterra Energy Trust Provides 2007 Tax Information for Unitholders

Calgary, Alberta – (Marketwire – March 5, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) provides 2007 tax information for its Canadian and U.S. unitholders.

2007 Canadian Federal Income Tax Information

The following is intended to provide general guidance with respect to 2007 income tax reporting requirements for individual unitholders of Enterra Energy Trust that are resident in Canada and hold trust units as capital property, all for purposes of the Income Tax Act (Canada).  The summary is of a general nature only and is not intended to be legal or tax advice to any particular unitholder or potential unitholder of Enterra.  Unitholders or potential unitholders should consult their own tax advisors as to their particular tax consequences of holding the Enterra trust units.

The distributions declared to Canadian unitholders in 2007 were 99.97% taxable as income, with the remaining 0.03% being a return of capital.

Trust units held within a deferred plan

Canadian unitholders who hold their trust units in a registered retirement savings plan, registered retirement income fund, deferred profit savings plan or any other similar registered plan are not required to report any income related to distributions on their 2007 income tax return.

Trust units held outside of a deferred plan

Canadian unitholders who hold their trust units outside such deferred plans will receive a T3 supplementary slip on or before March 31, 2008.  Canadian unitholders that are registered holders of trust units will receive a T3 supplementary slip from Enterra’s transfer agent, Olympia Trust Company.  Canadian unitholders that hold their trust units through a broker or other intermediary should receive a T3 supplementary slip directly from their broker or other intermediary and not from Enterra or its transfer agent.

Canadian unitholders are to report the taxable portion of distributions received as “other income” on their 2007 income tax return.

Canadian unitholders are required to reduce the adjusted cost base (“ACB”) of their trust units by an amount equal to the portion of the distributions that constitutes return of capital.  The ACB is used in calculating capital gains or losses on the disposition of the trust units.

2007 United States Federal Income Tax Information

The following is intended to provide general guidance with respect to 2007 United States (“U.S.”) federal income tax reporting requirements for U.S. individual unitholders of Enterra Energy Trust.  The summary is of a general nature only and is not intended to be legal or tax advice to any particular unitholder or potential unitholder of Enterra.  Unitholders or potential unitholders should consult their own tax advisors as to their particular tax consequences of holding the Enterra trust units.

Qualified dividends

Distributions made by the Trust during 2007 were the result of distributions that it received on instruments from one or more other Canadian corporations of which it owns all of the stock. Any distribution for 2007 is a dividend for U.S. federal income tax purposes to the extent that it is out of the current or accumulated earnings and profits of such corporations.

The Trust believes that its 2007 distributions meet the criteria for qualified dividends which are subject to U.S. federal income tax in the hands of a U.S. person at a maximum rate of 15 percent if such dividend meets the holding period requirements of the U.S. Internal Revenue Code.  That is, (subject to certain tolling rules that apply if certain risk reduction strategies are employed) (i) the unit is held for more than 60 days during the 121 day period which begins 60 days before the ex-dividend date of that dividend, and (ii) the payer of the dividend is not a passive foreign investment company.

Trust units held outside a qualified retirement plan

The Canadian income taxes that are withheld (currently at a 15 percent rate) from distributions to U.S. unitholders on trust units may be deducted or, subject to generally applicable limitations, used as a credit for U.S. federal income tax purposes.

U.S. unitholders may deduct foreign income taxes in lieu of claiming them as a credit in certain circumstances.  Information regarding the amount of Canadian tax withheld in 2007 should be determined from the unitholders’ own records or through their brokers or other intermediaries.  Any Canadian withholding taxes that were paid cannot be used as a credit or a deduction for U.S. federal income tax purposes if unitholders can recover such taxes from Canada as an overpayment.  Under current law, Canada permits the taxpayer to recover certain Canadian withholding taxes when he/she incurs a “Canadian property mutual fund loss” in the current year or in a prior year.  Unitholders should confer with a Canadian income tax advisor about how to make such a recovery if they have such a loss.

If a portion of any such distribution made by the Trust was not out of the earnings and profits, then such portion of that distribution was not taxable as a dividend for U.S. federal income tax purposes and a U.S. unitholder would reduce the basis of the trust units by that amount and may recognize for U.S. federal income tax purposes more gain than he/she expects upon a sale of a trust unit. Such a U.S. unitholder may be able to recover any overpayment of U.S. federal income tax in the earlier year using the provisions in the Internal Revenue Code as to mitigation of limitations.

U.S. unitholders who hold their trust units of Enterra through a broker or other intermediary may receive from such intermediaries one or more Forms 1099-DIV or a substitute form developed internally for the broker or other intermediary.  Information on the Form 1099-DIV issued by the broker or other intermediary may report distributions from Enterra as ordinary dividends and not qualified dividends.  Unless the U.S. unitholders determine that the distributions were not qualified dividends after conferring with their tax advisors, they may report such distributions as qualified dividends if they make the appropriate disclosure as to such variance from the information form that was received.

For 2007, to assist with the preparation of 2007 U.S. tax information, Enterra’s transfer agent, Olympia Trust Company, will issue Forms 1099-DIV to all registered U.S. unitholders by March 7, 2008.  The Forms 1099-DIV will report that 100% of the distributions are taxable as qualifying dividends eligible for the 15% rate.  This reports the unitholders’ share of the qualified dividend income and related Canadian withholding tax.  This form should be used for information purposes only and should not be filed with the tax return.  Enterra may not issue such form for future years.

Trust units held within a qualified retirement plan

No amounts are required to be reported on a Form 1040 – U.S. Individual Income Tax Return if Enterra trust units are held within a qualified retirement plan. Where the trust units are held in a qualified retirement plan, the Canadian withholding taxes (currently at a 15 percent rate) apply but the amount generally is not creditable for U.S. tax purposes.

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A. Our portfolio of crude oil, natural gas liquids and natural gas interests is geographically diversified and is balanced between natural gas and liquids production.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com